FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For the Month of                       May 2002
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Commission File Number
                      ----------------------------------------------------------


                           Agnico-Eagle Mines Limited
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                 (Translation of registrant's name into English)


        145 King Street East, Suite 500, Toronto, Ontario, Canada M5C 2Y7
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         [Indicate  by check  mark  whether  the  registrant  files or will file annual reports under cover Form 20F or Form 40-F.]


         Form 20-F       X                            Form 40-F
                    -----------                                -----------


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.


                  Yes                        No      X
                     -----------                -----------

         [If "Yes" is marked,  indicate  below the file  number  assigned to the
registrant in connection with Rule 12g3-2(b):82-         ]
                                                ---------

                             MATERIAL CHANGE REPORT
                   Section 75 of the Securities Act (Ontario)
               Section 85 of the Securities Act (British Columbia)
                   Section 146 of the Securities Act (Alberta)
                 Section 84 of the Securities Act (Saskatchewan)
                    Section 73 of the Securities Act (Quebec)
                 Section 81 of the Securities Act (Nova Scotia)
          Section 76 of the Securities Act (Newfoundland and Labrador)

ITEM 1:  REPORTING ISSUER

         Agnico-Eagle Mines Limited ("Agnico-Eagle")
         410 Bay Street, Suite 2303
         Toronto, Ontario
         M5H 2Y4

ITEM 2:  DATE OF MATERIAL CHANGE

         May 13, 2002

ITEM 3:  PRESS RELEASE

         Agnico-Eagle's 67.5%-owned subsidiary, Sudbury Contact Mines Limited ("Sudbury Contact"), issued a press release through Canada Newswire on May 13, 2002 in Toronto, Ontario.

ITEM 4:  SUMMARY OF MATERIAL CHANGE

         On May 13, 2002, Agnico-Eagle completed a transaction with Sudbury Contact which resulted in the elimination of Cdn. $25,640,785 in inter-company debt owing by Sudbury Contact to Agnico-Eagle.

ITEM 5:  FULL DESCRIPTION OF MATERIAL CHANGE

         On May 13, 2002, Agnico-Eagle entered into an agreement with Sudbury Contact whereby Agnico-Eagle forgave Cdn. $12,000,000 of Cdn. $25,640,785 in inter-company debt owing by Sudbury Contact to Agnico-Eagle. On the same day, Agnico-Eagle assigned the remaining Cdn. $13,640,785 in inter-company debt to its wholly-owned subsidiary and transferred all of the shares of such subsidiary to Sudbury Contact in exchange for 44 common shares of Sudbury Contact. The subsidiary was then dissolved into Sudbury Contact thereby eliminating the remaining Cdn. $13,640,785 in inter-company debt. The inter-company debt had been carried at nil on the balance sheet of Agnico-Eagle. The purpose of the transaction was to eliminate the debt on Sudbury Contact's balance sheet.

ITEM 6:  RELIANCE ON SUBSECTION 75(3) OF THE
         ONTARIO SECURITIES ACT OR EQUIVALENT PROVISIONS

         Not applicable

ITEM 7:  OMITTED INFORMATION

         Not applicable

ITEM 8:  SENIOR OFFICER

         David Garofalo,  Vice-President,  Finance and Chief  Financial  Officer
         (416) 947- 1212.

         ITEM 9: STATEMENT OF SENIOR OFFICER The foregoing accurately discloses the material change referred to herein.

         DATED at Toronto, Ontario this 22nd day of May, 2002.


                                                  By: (signed) David Garofalo
                                                     ---------------------------
                                                     David Garofalo
                                                     Vice-President, Finance
                                                     and Chief Financial Officer

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                AGNICO-EAGLE MINES LIMITED



Date:  November 4, 2002                          By:  /s/ David Garofalo
                                                     ---------------------------
                                                     David Garofalo
                                                     Vice-President, Finance
                                                     and Chief Financial Officer